

April 2, 2012

<u>Via E-mail</u>
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re:** **Intermountain Community Bancorp**
> **Registration Statement on Form S-1**
> **Filed March 13, 2012**
> **File No. 333-180072**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have filed a preliminary proxy statement on Schedule 14A seeking, among other things, shareholder approval to amend your articles to authorize non-voting common stock. You may not register such shares until they have been authorized pursuant to a shareholder vote. In addition, you also may not register the warrants to purchase the non-voting common stock until the non-voting common stock has been authorized since they cannot be converted until such shares have been approved. Revise to remove from the Prospectus or confirm to us you will not request effectiveness until such approval has been received.

2. If you confirm pursuant to comment 1 above, your Series B Preferred Stock will have already automatically converted into shares of non-voting common stock, and therefore registration of such shares will be unnecessary and should be removed from the Prospectus.

3. We note that you are registering shares of common stock underlying the non-voting common stock. Please provide more information as to the conversion of the common stock into non-voting common, and please tell us why you are registering it here.

4. Please revise your cover page and prospectus to ensure that your disclosure is as thorough as it is in your preliminary proxy statement. Additionally, please revise to incorporate any of our comments on the proxy statement to the extent applicable.

Cover Page

5. Please revise to state a price for each of the securities offered other than the common stock. You may only sell securities "at the market" to the extent that there is an established market for such securities.

Selling Securityholders, page 41

6. Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

7. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

8. If any of the selling securityholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

    - purchased the securities in the ordinary course of business; and
    - at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

9. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

10. With respect to each selling securityholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

11. Please revise the table on page 43 to show the amounts of shares that each of the selling securityholders acquired in the private placement and the shares that were outstanding prior to the closing of the private placement. Please also add subtotals to each of the columns to reconcile the disclosure on the cover page of your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   Via E-mail
       Casey M. Nault
       Graham & Dunn PC